adidas

GROUP

RECEIVED
2007 MAR 22 A 11:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

07022009

SUPPL

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

20.03.2007

SEC Filing /
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
adidas AG / File No. 82-4278

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- the invitation to our forthcoming Annual General Meeting (Attachment No. 1)
- the Press Release dated March 15, 2007 (Attachment No. 2)
- the Press Release dated March 16, 2007 (Attachment No. 3)

If you need further information, please do not hesitate to contact me.

Kind regards,

Gabriele Dirian

Attachments

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

adidas AG
Postfach 1120
91072 Herzogenaurach
Germany

T (+49) 9132 84-2803
F (+49) 9132 84-3219
gabriele.dirian@adidas-Group.com

adidas GROUP

adidas AG
Herzogenaurach

ISIN: DE0005003404
ISIN: DE000A0LD6T4

We herewith invite our shareholders to the

Annual General Meeting

which takes place

on Thursday, May 10, 2007, 10:30 hrs

in the Fuerther Stadthalle, Rosenstrasse 50, 90762 Fuerth, Germany.

Agenda

[1] Presentation of the adopted Annual Financial Statements of adidas AG and of the approved Consolidated Financial Statements as of December 31, 2006, of the Management Report of adidas AG and of the Group Management Report as well as of the Supervisory Board Report for the fiscal year 2006

[2] Resolution on the appropriation of retained earnings

Executive Board and Supervisory Board propose to resolve on the appropriation of the retained earnings amounting to EUR 85,638,802.27 as follows:

Payment of a dividend of EUR 0.42 per no-par-value share on the dividend-entitled stock capital for the fiscal year 2006 of EUR 203,536,860.00. The dividend shall be payable on May 11, 2007. The remaining amount of EUR 153,321.07 shall be carried forward to new account.

Total dividend	EUR	85,485,481.20
Carried forward to new account	EUR	153,321.07
Retained Earnings	EUR	85,638,802.27

The Company currently neither directly nor indirectly holds treasury shares, which pursuant to § 71 b of the German Stock Corporation Act (*Aktiengesetz - AktG*) may not be taken into consideration for the appropriation of the retained earnings. If the Company at the date of the Annual General Meeting directly or indirectly holds treasury shares according to § 71 b AktG due to a repurchase of treasury shares pursuant to § 71 section 1 No. 8 AktG or based on any other statutory provisions, the number of dividend-entitled shares will be reduced. In this case, an accordingly amended proposal on the appropriation of the retained earnings will be presented to the Annual General Meeting, with the payment per dividend-entitled no-par-value share remaining unchanged at EUR 0.42.

[3] Resolution on the ratification of the actions of the Executive Board for the fiscal year 2006

Executive Board and Supervisory Board propose the ratification of the actions of the Executive Board members for the fiscal year 2006.

[4] Resolution on the ratification of the actions of the Supervisory Board for the fiscal year 2006

Executive Board and Supervisory Board propose the ratification of the actions of the Supervisory Board members for the fiscal year 2006.

[5] Resolution regarding the amendment of § 18 (Remuneration of the Supervisory Board) of the Articles of Association

It is intended to increase the fixed compensation of the Supervisory Board of adidas AG. In this way, the increasingly intense control functions of the Supervisory Board shall be taken into consideration. Up to now, annual compensation amounted to EUR 21,000 for each member, twice the amount for the Chairman and one and a half times the amount for each Deputy Chairman. It is intended to propose to the Annual General Meeting to fix the compensation for each member at EUR 40,000, for the Chairman at three times the amount and for the Deputy Chairmen at twice the amount. It is not intended to introduce a variable compensation component which is linked with the Company's performance, in order to continue to warrant the necessary independent control function of the Supervisory Board. In compliance with the recommendations of the German Corporate Governance Code, it is however planned to introduce an additional compensation for the membership in Supervisory Board committees, thereby taking into account the significantly higher demands made particularly of the members of the Audit Committee.

The Executive Board and Supervisory Board therefore propose that the following resolution be passed:

§ 18 of the Articles of Association shall be cancelled and reworded as follows:

"1. *Starting with the fiscal year 2008, each member of the Supervisory Board shall receive a fixed annual remuneration of EUR 40,000 for each member, payable at the end of each fiscal year.*
2. *The remuneration shall amount to three times the amount mentioned under section 1 above for the Chairman and twice the amount for each of his deputies.*
3. *Each member of a committee with exception of the committee formed pursuant to § 27 section 3 Co-Determination Act, of the Steering Committee and of the Audit Committee shall receive a bonus amounting to 50% of the remuneration pursuant to section 1 above, the committee chairman shall receive a bonus amounting to 100% of the same. Each member of the Audit Committee shall receive a bonus amounting to 100% of the remuneration pursuant to section 1 above; the Chairman of the Audit Committee shall receive a bonus amounting to 150% of the same.*
4. *The remuneration paid for a committee chairmanship shall also cover the membership in such committee. If a member of the Supervisory Board is a member of several Supervisory Board committees, he shall be compensated only for the tasks performed in the committee with the highest payable bonus.*
5. *There is no additional compensation for membership in committees established ad hoc.*
6. *Supervisory Board members which have been members of the Supervisory Board or of a Supervisory Board committee only during part of the fiscal year shall receive a pro-rata remuneration in accordance with the duration of their membership.*
7. *Moreover, the Supervisory Board members shall receive a compensation for any expenses incurred as well any VAT thereon."*

[6] Resolution on the approval of the profit and loss transfer agreement concluded with adidas Beteiligungsgesellschaft mbH

On March 12, 2007, adidas AG concluded a profit and loss transfer agreement with adidas Beteiligungsgesellschaft mbH with seat in Herzogenaurach, a subsidiary without external shareholders.

To become legally effective, the profit and loss transfer agreement must be approved by both the Shareholders' Meeting of adidas Beteiligungsgesellschaft mbH, such approval was granted already on March 15, 2007, and the Annual General Meeting of adidas AG.

Executive Board and Supervisory Board therefore propose that the following resolution be passed:

The conclusion of the profit and loss transfer agreement of March 15, 2007 between adidas AG and adidas Beteiligungsgesellschaft mbH with its seat in Herzogenaurach is approved.

Essence of the profit and loss transfer agreement

The agreement corresponds to the statutory model of a profit and loss transfer agreement and contains all standard provisions establishing a fiscal affiliation within the Group. The essential provisions are disclosed and outlined in the following:

§ 1 Transfer of profits

1) § 1 of the agreement regulates the contractual obligation of adidas Beteiligungsgesellschaft mbH (hereafter "Beteiligungs GmbH") to transfer its annual net profit to adidas AG, which is typical of a profit and loss transfer agreement.

   Pursuant to § 1 section 1 of the agreement and in accordance with § 301 sentence 1 German Stock Corporation Act (*Aktiengesetz - AktG*), this means that in principle the respective annual net profit of Beteiligungs GmbH is to be transferred to adidas AG, after deducting any loss carried forward from the previous year.

2) § 1 section 2 of the agreement regulates the formation of other capital reserves at Beteiligungs GmbH. The provision outlines the prerequisites for fiscal recognition of the creation of reserves pursuant to § 14 section 1 no. 4 German Corporation Tax Act (*Körperschaftsteuergesetz - KStG*) and, whenever Beteiligungs GmbH allocates such reserves to other capital reserves, safeguards the interests of adidas AG due to the requirement of the latter's approval.

3) Any other capital reserves formed during the term of the profit and loss transfer agreement can be unlocked and the amounts withdrawn allocated to profits. This corresponds with the statutory requirements of § 301 sentence 2 AktG. Moreover, pursuant to § 1 section 2 sentence 2 of the agreement, adidas AG is entitled to demand that Beteiligungs GmbH use any funds becoming available due to the release of other capital reserves which were set aside during the term of the agreement to offset any annual net loss.

4) If and to the extent that the capital reserves have already been formed prior to the term of the agreement, the funds resulting from the unlocking of the other capital reserves may not be transferred to adidas AG. The same shall apply as specified by the courts to capital reserves pursuant to § 272 section 2 no. 4 German Commercial Code (*Handelsgesetzbuch - HGB*), irrespective of when these were formed (§ 1 section 3 of the agreement).

§ 2 Absorption of losses

1) If a profit and loss transfer agreement exists, then the other party to the agreement (i.e. in this case adidas AG) shall be under obligation pursuant to § 302 section 1 AktG to offset any annual net loss of the company obligated to transfer profits (i.e. in this case Beteiligungs GmbH) accruing during the term of the agreement, i.e. notwithstanding the loss compensation obligation, provided that this net loss is not offset by funds being withdrawn from the other

capital reserves that were allocated to these reserves during the term of the agreement. In this respect § 2 section 1 of the agreement reflects the statutory provisions.

2) The obligation to absorb losses shall first commence in the fiscal year in which the agreement takes effect. The entitlement to the absorption of losses pursuant to § 2 section 2 of the agreement shall be due at the close of a fiscal year of Beteiligungs GmbH and shall be subject to interest of 5 % per year from this point on.

3) Pursuant to § 302 section 3 AktG, Beteiligungs GmbH may not waive or cancel the entitlement to absorption of losses until three years after the date on which the termination of the agreement was published in the commercial register.

§ 3 Entering into effect and duration

1) The agreement shall only take effect once it has been approved by the Annual General Meeting of adidas AG and by the Shareholders' Meeting of Beteiligungs GmbH and following entry in the commercial register of Beteiligungs GmbH; this is regulated in § 3 section 1 of the agreement. The Shareholders of Beteiligungs GmbH already granted their approval. The fiscal year of Beteiligungs GmbH is based on the calendar year. If the agreement is entered in the commercial register in 2007 according to plan, it shall hence apply for the first time to the entire result for the 2007 fiscal year. If the agreement is entered only in 2008, it shall apply for the first time to the entire result of the fiscal year 2008. This provision makes use of the retroactivity option pursuant to § 14 section 1 sentence 2 KStG.

2) In order to ensure recognition of the affiliation subject to corporation tax, the agreement had to be concluded for a fixed term of at least five years (§ 14 section 1 no. 3 sentence 1 KStG). For this reason, provisions have been made for terminating the agreement at the earliest at the end of the fifth year of its existence (§ 3 section 2 sentence 2). If the agreement is entered in the commercial register in 2007 as scheduled, it can be duly terminated at the earliest effective December 31, 2011. If entry in the commercial register - contrary to expectations - is not made in 2007 and the affiliation is therefore effective only as of 2008, the termination date is therefore shifted to December 31, 2012, in order to provide for the 5-year-period required for tax purposes.

3) Pursuant to § 3 section 3 and § 297 section 1 sentence 1 AktG, termination of the agreement for cause is possible without adhering to a period of notice, provided that important grounds for termination exist. The limitations on the right to terminate provided for in § 297 section 2 AktG need not be taken into consideration in this agreement, since Beteiligungs GmbH, the company under obligations to transfer profits, does not have any external shareholders.

4) § 3 section 3 sentence 2 of the agreement refers to R 60 section 6 of the corporation tax guidelines 2004 (*Körperschaftsteuer-Richtlinien - KStR 2004*), which substantiates when an "important cause" as defined by the Corporation Tax Act is deemed to exist that would enable premature termination during the term of the agreement with no effect on taxation. § 3 section 3 sentence 3 of the

agreement guarantees adidas AG a right to terminate irrespective of the existence of such provisions in the event that it should no longer hold the majority of voting rights in Beteiligungs GmbH or Beteiligungs GmbH is amalgamated with another company. Although the agreement shall end in accordance with § 307 AktG by operation of law upon accession of an external shareholder, an explicit provision is nevertheless advisable in order to enable termination of the agreement in the course of the year in the abovementioned cases.

5) Since adidas AG held all shares in Beteiligungs GmbH both at the time of the conclusion of the agreement and at the time of the resolution of the Shareholders' Meeting of Beteiligungs GmbH and since Beteiligungs GmbH therefore does not have any external shareholders, neither compensatory nor termination payments are to be granted.

Fore the same reasons, an examination of the agreement through an independent auditor is dispensable.

[7] Resolution granting the authorization to repurchase and use the Company's treasury shares pursuant to § 71 section 1 no. 8 AktG while revoking the existing authorization

The authorization for the repurchase of treasury shares resolved upon by the last Annual General Meeting of May 11, 2006 expires on November 10, 2007. The Executive Board shall therefore again be granted the authorization to acquire treasury shares via the stock exchange or through a public repurchase offer. The existing authorization shall be revoked.

Executive Board and Supervisory Board therefore propose that the following resolutions be passed:

1) The Executive Board is authorized, for any lawful purpose and within the legal frame pursuant to the following terms and conditions, to repurchase the Company's treasury shares up to an amount totaling 10% of the stock capital valid as of the date on which the authorization has been resolved upon on May 10, 2007 or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised.

The authorization shall become effective on May 10, 2007 and shall continue in effect until November 9, 2008. The authorization may be used by the Company but also by its group companies or by third parties on account of the Company or its group companies.

The repurchase will be carried out via the stock exchange, through a public repurchase offer made to all shareholders or through a public invitation made to all shareholders to tender offers for sale.

In the event the repurchase is carried out via the stock exchange, the consideration per share paid by the Company (excluding incidental purchasing costs) may not be more than 5% higher or lower than the average stock

exchange price for the Company's shares as established in the closing auction of the Xetra-Trading System (or a comparable successor system) on the Frankfurt Stock Exchange during the three trading days immediately preceding the repurchase obligation.

In the event of a public repurchase offer, the consideration per share paid by the Company (excluding incidental purchasing costs) may not be more than 15% higher or lower than the average stock exchange price for the Company's shares as established in the closing auction of the Xetra-Trading System (or a comparable successor system) on the Frankfurt Stock Exchange between the sixth and third trading day prior to the publication of the public repurchase offer.

In the event of an invitation directed to all shareholders to submit offers for sale, the consideration per share paid by the Company (excluding incidental purchasing costs) may not be more than 15% higher or lower than the average stock exchange price for the Company's shares as established in the closing auction of the Xetra-Trading System (or a comparable successor system) on the Frankfurt Stock Exchange on the last three trading days prior to the acceptance of the offers for sale.

If the public repurchase offer or a public invitation to submit offers for sale is over-subscribed, the acceptances thereof must be done on the basis of pro-rata interests. The Company may provide for preferential acceptance of smaller units of up to 100 tendered shares per shareholder and for a rounding of fractional amounts in accordance with general commercial principles.

2) The Executive Board is authorized to use the treasury shares repurchased in accordance with this authorization as follows:

a) Subject to Supervisory Board approval, they may be sold on the stock exchange or through a public offer to all shareholders. Furthermore, subject to Supervisory Board approval, they may also be sold in a different manner, provided the shares are sold in exchange for a cash payment and at a price that, at the time of the sale, is not significantly below the stock exchange price of the Company's shares with the same features. The pro-rata amount of the stock capital, which is attributable to the aggregate number of shares sold under this authorization, together with the pro-rata amount of the stock capital attributable to the new shares that will be issued after the date on which the shareholders' resolution concerning this authorization was adopted (i.e. since May 10, 2007), on the basis of any authorizations to issue shares from authorized capital subject to the exclusion of subscription rights pursuant to § 186 section 3 sentence 4 AktG, and together with the pro-rata amount of the stock capital that is attributable to the bonds with warrants and/or convertible bonds, which are linked to subscription or conversion rights on shares that are issued on the basis of any authorizations pursuant to §§ 221 section 4, 186 section 3 sentence 4 AktG after the date on which the shareholders' resolution concerning these authorizations was

adopted, may not exceed a total of 10% of the Company's stock capital valid as of the date on which the resolution was adopted by the General Meeting of May 10, 2007 or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised.

b) Subject to Supervisory Board approval, they can be offered and assigned to third parties for purposes of directly or indirectly acquiring companies, corporate divisions, or participations in enterprises.

c) Subject to Supervisory Board approval, they can be offered and sold as payment or consideration for the assignment or licensing of intellectual property rights or intangible property rights in athletes, sports clubs or other third parties (including patents, trademarks, names and logos) to the Company or one of its group companies for purposes of marketing and developing the products of the adidas Group.

d) They may be used for purposes of meeting the subscription or conversion rights or conversion obligations arising from the bonds with warrants and/or convertible bonds that have been or will be issued by the Company or a direct or indirect group company of the Company in accordance with the authorization granted by the Annual General Meeting of May 8, 2003 or of May 11, 2006.

e) They can be used for purposes of meeting the Company's obligations arising from the Management Share Option Plan 1999 (MSOP) in its valid version adopted by the shareholders on May 20, 1999 and amended by the shareholders' resolutions of May 8, 2002 and May 13, 2004 as well as by the shareholders' resolution of May 11, 2006. Insofar as obligations exist towards members of the Executive Board of the Company, the Supervisory Board shall have the sole responsibility.

f) Furthermore, subject to Supervisory Board approval, they may be redeemed and cancelled without a further shareholders' resolution on the redemption or the cancellation.

3) The Supervisory Board shall be authorized to use the shares repurchased by the Company, provided such shares do not have to be used for a different specific purpose and while ensuring that the compensation remains at a reasonable level (§ 87 section 1 AktG), as follows:

They can be assigned or unconditionally promised to members of the Executive Board of the Company as compensation in the shape of a stock bonus, subject to the proviso that the assignment of such shares or, in the event of an unconditional promise, of the rights arising from such promise, by the respective member of the Executive Board is not permitted within a period of at least two years from the date of assignment or upon unconditional promise from the date of the promise (retention period) and further subject to the proviso that it is not permitted to carry out hedging transactions, by which the economic risk for the development of the stock

exchange price during the retention period is partially or completely assigned to third persons. For the assignment of the shares or respectively at the date of the unconditional promise, the respective current stock exchange price (based on an average value to be determined by the Supervisory Board at short notice) shall be considered.

4) The rights of shareholders to subscribe the Company's treasury shares will be excluded to the extent that such shares are utilized pursuant to the aforementioned authorizations defined in sub-sections 2) a) through e) and 3).

5) The authorizations to repurchase, sell or otherwise redeem and cancel the Company's treasury shares may be exercised independently, once or several times, either in whole or in part.

6) The authorization to repurchase the Company's treasury shares which was granted pursuant to the shareholders' resolution of May 11, 2006 shall end with the taking effect of this new authorization. This shall not apply to the authorizations granted in the aforementioned shareholders' resolution regarding the use of possibly acquired treasury shares.

Report of the Executive Board pursuant to § 71 section 1 no. 8, § 186 section 4, sentence 2 AktG concerning Agenda Item 7:

Under Agenda Item 7, Executive Board and Supervisory Board propose that the Company be authorized, pursuant to § 71 section 1 no. 8 AktG and in accordance with customary corporate practices, to repurchase on or before November 9, 2008, its outstanding treasury shares up to a total of 10% of the stock capital valid as of the date of the resolution adopted on May 10, 2007 or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised. Since the current authorization granted under the shareholders' resolution of May 11, 2006 will expire on November 10, 2007, a new authorization shall be granted already on occasion of this Annual General Meeting and the existing authorization shall be revoked.

In repurchasing the Company's treasury shares, the principle of non-discrimination under § 53a AktG must be observed. The proposed repurchase of shares either on the stock exchange, through a public repurchase offer or through a public invitation to submit offers for sale adheres to this principle. If the public offer is over-subscribed, the acceptances thereof must be done on the basis of pro-rata interests. The Company may provide for preferential acceptance of smaller units of up to 100 tendered shares per shareholder as well as a rounding of fractional amounts in accordance with general commercial principles. These prospects are intended to avoid any fractional amounts when establishing the percentages for repurchase and any residual amounts and therefore serve to facilitate and simplify technical settlement.

Under the proposed authorization, the Company's treasury shares, which it has repurchased from its shareholders, may either be redeemed and cancelled or resold through a public offer made to all shareholders or through transactions on the stock exchange. With respect to the latter two possibilities for selling the repurchased

Company's shares, the shareholders' right of non-discrimination will be respected during the sale.

1) In compliance with the statutory rule set forth in § 71 section 1 no. 8 sentence 5 AktG, the proposed authorization also provides that the Executive Board, subject to Supervisory Board approval, may sell the repurchased shares in a manner other than through a sale on the stock exchange or an offer made to all shareholders if the repurchased Company's shares are sold in exchange for a cash payment in accordance with § 186 section 3 sentence 4 AktG at a price that – as of the date of sale – is not significantly below the stock exchange price for the Company's shares with the same features. Date of sale shall be considered the date of the entering into the assignment agreement, even if such is still subject to the fulfillment of certain conditions. If the assignment is not preceded by a particular assignment agreement, the date of sale shall be the date of the assignment itself. This shall also apply if the assignment agreement specifies the date of assignment as relevant date. The final sales price for the Company's treasury shares will be established based on the aforementioned rules immediately prior to the sale of the Company shares.

This, however, is applicable only subject to the proviso that the pro-rata amount of the stock capital, which is attributable to the aggregate number of shares sold under this authorization, together with the pro-rata amount of the stock capital attributable to the new shares that will be issued after the date on which the shareholders' resolution concerning this authorization was adopted (i.e. since May 10, 2007), on the basis of any authorizations to issue shares from authorized capital subject to the exclusion of subscription rights pursuant to § 186 section 3 sentence 4 AktG, and together with the pro-rata amount of the stock capital that is attributable to the bonds with warrants and/or convertible bonds, which are linked to subscription or conversion rights on shares that are issued on the basis of any authorizations pursuant to §§ 221 section 4, 186 section 3 sentence 4 AktG after the date on which the shareholders' resolution concerning these authorizations was adopted, may not exceed a total of 10% of the Company's stock capital valid as of the date on which the resolution was adopted by the General Meeting of May 10, 2007 or – if this amount is lower – as of the date on which the aforementioned authorization has been exercised.

The prospect of selling in a form other than on the stock exchange or through an offer made to all shareholders is in the best interest of the Company and the shareholders since the sale of shares to institutional investors, for example, will attract additional domestic and foreign shareholders. In addition, the Company will then be in a position to restructure its own equity capital to meet its respective business needs and to react quickly and flexibly to a more favorable stock market environment. The property interests and voting rights of the shareholders will be respected. In view of the small volume, the shareholders will not suffer any detriment since the shares sold subject to the exclusion of the shareholders' subscription rights may be sold only at a price, which - as of the date of the sale - is not significantly below the stock exchange price for the Company's shares with the same features. When exercising the authorization, any other issue of shares or of

subscription or conversion rights, in the event such were issued subject to the exclusion of subscription rights according to § 186 section 3 sentence 4 AktG, has to be considered. Accordingly, interested shareholders may on approximately the same terms and conditions purchase on the stock exchange the number of shares required to maintain their respective shareholding ratio.

2) The Company shall also be able to offer its treasury shares as consideration in connection with mergers and (even the indirect) acquisition of companies, corporate divisions or participations.

The price at which the Company's treasury shares are used in any such case will depend on the timing and respective circumstances of the individual case. The Executive Board and the Supervisory Board shall act in the best interests of the Company in setting the price.

Historically, the Executive Board has continuously reviewed opportunities for the Company to purchase companies or participations in companies which are involved in the business of producing and selling sports or leisure goods or are otherwise involved in the sports or leisure industry. The purchase of such participations or companies in exchange for its treasury shares is in the Company's best interest if the purchase solidifies or strengthens the market position of the adidas Group or makes possible or facilitates the access to new business sectors. In order to quickly and flexibly react to the interest of a seller or of the Company in a payment in the form of shares of the Company if such agreements are successfully completed, the Executive Board must – to the extent that there is no access to authorized capital – have the authority, subject to Supervisory Board approval, to grant treasury shares of the Company (while excluding the shareholders' subscription rights) as a means of payment. Since the volume of treasury shares will be limited and the shares shall be issued at a price that is based on the stock exchange price, the interested shareholders will have an opportunity, at about the same time as the Company's treasury shares are sold for the aforementioned purposes of acquiring companies or participations and the shareholders' subscription rights are excluded, to purchase additional shares on the stock exchange at the stock market price and to a large extent on comparable terms and conditions.

Based on the aforementioned considerations, the Executive Board believes that the proposed sale of the Company's treasury shares is in the best interest of the shareholders, which can in any individual case justify the exclusion of the shareholders' subscription rights. The Executive Board and Supervisory Board will therefore review each individual acquisition and will consider whether a purchase in exchange for the issuance of the Company's treasury shares, subject to the exclusion of the shareholders' subscription rights, will be in the prevailing interests of the Company.

3) Furthermore, the Company shall have the opportunity to use its treasury shares as consideration for the transfer of intellectual property rights or intangible property rights of athletes and sports clubs, such as trademarks, names and logos, to the Company or one of its group companies for purposes

of marketing the products of the adidas Group. In addition, the Company's treasury shares shall serve as consideration for the direct or indirect acquisition of licenses in such rights by the Company. Moreover, the Company shall also be able to use its treasury shares for purchasing patents and patent licenses, the exploitation of which would be in the Company's interest for purposes of marketing and developing existing and new products of the adidas Group.

In the event that athletes, sports clubs and third parties, who hold rights in intellectual property rights and intangible property rights relating to the athletes and sports clubs, and patent holders are prepared to transfer or license such rights only in exchange for shares or, in the case of cash payments, only at significantly higher prices, the Company has to be in a position to react to such a situation in an appropriate way. The valuation of intangible property rights or license rights will be made on the basis of market conditions in the event that the Company's treasury shares are used for their purchase. The shares to be granted by the Company will be valued on the basis of the stock exchange price for such shares.

The Executive Board continuously negotiates with various clubs in Germany and abroad on sponsoring agreements, which are intended to permit the Company to exploit the known names and logos of such clubs under a license in order to help market the products of the adidas Group. If clubs during these negotiations insist on being paid in the form of shares of the Company, the Executive Board must have the option, subject to Supervisory Board approval and provided access to authorized capital should not be available, to grant the Company's treasury shares as consideration while excluding the shareholders' subscription rights. The Company also has to have the option to purchase direct or indirect licenses in the names or other personal trademarks of athletes with shares.

Furthermore, the Executive Board considers it possible that there will be opportunities for the Company, in exchange for shares of the Company, to purchase directly or indirectly patents or licenses in patent rights, the exploitation of which will be in the Company's best interests for the products that the adidas Group currently has, currently develops or plans to develop in the future. Also in this respect, the Executive Board must have the opportunity, subject to Supervisory Board approval, to issue shares of the Company as consideration for the assignment of such patents or for the granting of patent licenses, in the event the patent holder wishes to be paid in the form of stock or in the event such is in the best interest of the Company.

The purchase of licenses, patents or other industrial/intangible property rights of clubs, athletes or patent holders will be carried out either by the Company or by one of its group companies. If necessary, the purchase shall be made not from the relevant club or athlete directly but rather from companies or third parties who have purchased the relevant rights from the club or athletes. It is also conceivable that the consideration to be paid by the Company will consist of both stock and cash (royalties).

The evaluation of the licenses or patents and other industrial/ intangible property rights to be acquired by the Company directly or indirectly shall be carried out in accordance with market-oriented principles, if necessary, on the basis of an expert valuation. The evaluation of the shares to be granted by the Company shall be linked with the stock exchange price. Shareholders who wish to maintain their shareholding ratio in the Company may therefore do so through acquisition of further shares on the stock exchange at essentially comparable conditions.

The granting of shares in the aforementioned cases will be in the best interests of the Company if the use and exploitation of the licenses or patents and any other intellectual/intangible property rights promises significant advantages for the Company in the marketing and promotion and/or development of its products and a purchase of the license or intellectual property rights in return for cash is not possible or is possible only at a higher price and at a disadvantage to the Company's liquidity and cash flow. The Executive Board shall on case-by-case basis review and consider the aforementioned when deciding whether to grant treasury shares.

The decision of whether to grant treasury shares of the Company as consideration for the aforementioned opportunities for purchasing companies, participations, patents and other intellectual/intangible property rights and the corresponding license rights, shall be made on a case-by-case basis by the Executive Board, subject to Supervisory Board approval, taking into consideration the Company's interests in any specific transaction, the actual necessity for granting the shares, and the valuation thereof.

Thus, the authorization to repurchase and sell the Company's treasury shares in respect of such opportunities serves the same purpose as the Authorized Capital 2005/II according to § 4 section 3 of the Company's Articles of Association. The Company thus has the possibility to acquire companies, participations, patents and other intellectual/intangible property rights and license rights with shares either previously repurchased by the Company or issued from the Company's authorized capital reserve. With respect hereto, the Executive Board decides, subject to Supervisory Board approval, whether to use the Company's treasury shares repurchased on the basis of this authorization or the shares issued from the authorized capital under § 4 section 3 of the Articles of Association.

4) In addition, the Company shall have the opportunity to use its treasury shares to perform on the subscription or conversion rights and conversion obligations based on certain bonds with warrants and/or convertible bonds issued by the Company or any of its direct or indirect group companies.

The proposed resolution does not lead to the creation of a new or further authorization to issue bonds with warrants or convertible bonds. It merely has the purpose to enable the Management to service subscription rights or conversion rights or conversion obligations, which have already been or will be issued on the basis of other authorizations, with treasury shares instead of using the other available amounts of contingent capital, provided, on case-by-case basis and upon examination by the Executive Board and the Supervisory

Board, such is in the interest of the Company. Subscription or conversion rights or conversion obligations, which are considered appropriate for servicing with treasury shares in accordance with the proposed authorization, are (i) bonds with warrants and convertible bonds which can be issued on the basis of the authorization granted by the Annual General Meeting of May 8, 2003 in the version of the authorization granted by the Annual General Meeting of May 11, 2006 (Authorization 2003), (ii) the convertible bonds issued in the fiscal year 2003 by adidas-Salomon International Finance B.V, Amsterdam (now: adidas International Finance B.V.), under the Company's guarantee on the basis of the Authorization 2003 in the aggregate principal amount of EUR 400,000,000 (Convertible Bonds 2003), and (iii) bonds with warrants and convertible bonds, which will be issued on the basis of the authorization proposed for resolution to the Annual General Meeting on May 11, 2006.

5) Finally, the Company should have the opportunity to use its treasury shares to perform on the stock options arising from the Management Share Option Plan 1999 (MSOP). Such opportunity shall be granted along with the already existing possibility to service such stock options with shares issued from a contingent capital resolved upon together with the MSOP on May 20, 1999. The decision whether the beneficiaries will be offered or assigned shares from the contingent capital or from the stock of repurchased treasury shares will be made by the Company on a case-by-case basis depending on the respective liquidity and market situation. The possibility to service stock options arising from the MSOP with treasury shares does not lead to the creation of a new share option plan or to an amendment of the MSOP.

The total volume of the formerly issued stock options of the MSOP only amounted to approximately 3% of the Company's stock capital; with the majority of the stock options already exercised and only 58,625 stock options remaining outstanding by February 28, 2007, the claims from stock options still outstanding only amount to approx. 0.12% of the Company's current stock capital. There is therefore no significant dilution of the shareholders' stock if the stock options are serviced with treasury shares of the Company. Furthermore, stock options may only be exercised if the stock market price of the Company's shares in absolute terms significantly increased or if the stock market price has developed more favorably than the stock market prices of the shares of the major competitors. The performance discount to be deducted from the exercise price, if necessary, only applies if the performance objectives have not only been met but even exceeded and the stock market price of the Company's shares in absolute terms and/or in relative terms in comparison to the major competitors has developed clearly positive. The extent of the compensation to be paid to the executives within the scope of the MSOP is therefore directly connected with the extent to which the performance objectives have been exceeded.

6) The German Corporate Governance Code contains in sub-section 4.2.3 the recommendation that the variable compensation components of the Executive Board members inter alia shall contain components with long-term incentive effects and risk character. In accordance with the German Corporate

Governance Code, this applies particularly to shares with a waiting period of several years.

The authorization under section 3) takes this into account. It enables the Supervisory Board – as already by resolution of the previous annual general meetings – to pay out management bonuses in the form of stocks. As the authorization may only be used provided a reasonable level of compensation is ensured (§ 87 section 1 AktG) and further provided that an appropriate legal and economic minimum waiting period is determined and that the shares shall be granted and assigned at the respective current stock exchange price, it is ensured that the shareholders' subscription right is excluded only to an appropriate extent and in the best interest of the Company. The Executive Board members who receive shares as compensation on this basis have an additional interest in achieving an increase in value of the Company expressed by the stock exchange price. They also bear the foreign exchange risk, however. This form of compensation therefore has risk character. The same shall apply if the shares as part of the compensation are not immediately assigned but, with regard to the fact that there is no possibility to sell such shares anyway, are first only promised unconditionally. Even then, the risk for the further stock exchange price development is borne by the members of the Executive Board.

The further details are determined by the Supervisory Board within the scope of its legal responsibilities. It particularly decides whether, when and to what extent it will use the authorization (§ 87 section 1 AktG). The Supervisory Board is also responsible for the observance of any further requirements of the German Corporate Governance Code. In view of the statutory distribution of responsibilities, the Supervisory Board, however, does not have the possibility as representative of the Company to acquire shares of the Company itself for the purpose of compensating the Executive Board or to ask the Executive Board to acquire such treasury shares on its behalf. If therefore there are no such shares available, the authorization cannot be used. This does not exclude that the recommendation of the German Corporate Governance Code may in such a case be followed by different means.

[8] Resolution on the approval of the electronic transmission of information

To date all information, including documents pertaining to the Annual General Meeting, is transmitted in ways other than by electronic means. In view of the growing significance of electronic data transmission, however, we wish to create the legal conditions enabling us to make use of this opportunity in the future. The Transparency Directives Implementation Act (Act for implementing directive 2004/109/EC of the European Parliament and the European Council dated December 15, 2005, for harmonizing transparency requirements relating to information concerning issuers, whose stock is admitted to trading in an organized securities market, and for amending directive 2001/34/EC), which came into force on January 20, 2007, requires as a prerequisite for the electronic transmission of documents, including those pertaining to the Annual General Meeting, not only the individual approval of the shareholders concerned, but also the general approval of the Annual General Meeting of the electronic transmission of information. In order to provide the Company with the

permanent option to transmit data electronically and to create a higher level of transparency, it is necessary to amend the Articles of Association accordingly.

The Executive Board and Supervisory Board therefore propose that the following resolution be passed:

The title of § 3 of the Articles of Association shall be amended to read "Publications and Transmission of Data". The former wording of § 3 sentence 1 of the Articles of Association shall become § 3 section 1. Furthermore, a new section 2 shall be inserted. § 3 of the Articles of Association therefore reads as follows:

"§ 3

Publications and Transmission of Data

1. *Official announcements of the Company shall be published in the electronic version of the German Federal Gazette (Elektronischer Bundesanzeiger).*

2. *The Company shall be authorized to transmit information to its shareholders by electronic means subject to their approval."*

[9] Appointment of the Auditor and the Group Auditor for the fiscal year 2006

The Supervisory Board proposes to appoint KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, as Auditor and Group Auditor for the fiscal year 2007.

Documents pertaining to the Annual General Meeting

Subsequent to the calling of the Annual General Meeting, the following documents pertaining to agenda items 1, 6 and 7, may be inspected by the shareholders in the business premises of adidas AG, Adi-Dassler-Strasse 1 and Adi-Dassler-Platz 1-2, D-91074 Herzogenaurach:

- Consolidated financial statements and group management report as of December 31, 2006
- Annual financial statements and management report of adidas AG for the fiscal year 2006
- Supervisory Board Report for the fiscal year 2006
- The profit and loss transfer agreement of March 12, 2007 between adidas AG and adidas Beteiligungsgesellschaft mbH
- The report prepared by the Executive Board of adidas AG concerning the profit and loss transfer agreement
- The annual financial statements and management reports of adidas-Salomon AG for the fiscal years 2004 and 2005
- The annual financial statements of adidas Beteiligungsgesellschaft mbH for the fiscal years 2004, 2005 and 2006
- The report of the Executive Board pursuant to § 71 section 1 no. 8 together with § 186 section 4, sentence 2 AktG concerning Agenda Item 7, which is printed above in its complete version.

On request all shareholders will be sent a free copy of the aforementioned documents without delay. The documents will also be available for inspection during the Annual General Meeting of adidas AG. Management Reports of adidas Beteiligungsgesellschaft mbH cannot be provided for inspection or sent to the shareholders, as adidas Beteiligungsgesellschaft mbH as a small corporation pursuant to § 267 section 1 HGB (German Commercial Code) does not prepare a management report. The consolidated financial statements and group management report as at December 31, 2006, the Supervisory Board Report for the fiscal year 2006 as well as the Executive Board Report to be provided to the Annual General Meeting with regard to agenda item 7 may also be viewed on the Company's website at www.adidas-Group.com/agm.

Participation in the General Meeting

As at the date of convocation of the Annual General Meeting, 203,567,060 of the Company's 203,567,060 total issued and outstanding shares are entitled to participate in and vote at the Annual General Meeting. Each of these shares entitles the holder to one vote.

In accordance with § 20 of our Company's Articles of Association, only those shareholders are entitled to participate in the General Meeting and to exercise their voting rights who register with the Company under the following address and who submit a special written record of share ownership to be issued by the depository to the Company to the following address:

adidas AG
c/o Dresdner Bank AG
OSS SO Hauptversammlungen
Jürgen-Ponto-Platz 1
60301 Frankfurt am Main
Germany
Fax No.: +49 (0) 69 263 15 263
E-Mail: tbhvservice@dresdner-bank.com

This record shall refer to the beginning of April 19, 2007 (00:00 hrs) and reach the Company together with the registration no later than the end of May 3, 2007 (24:00 hrs) at the above address. The registration and share ownership record have to be submitted in written form in either German or English language. The Company is entitled, in case of doubt about the correctness or authenticity of the record, to demand an additional appropriate form of evidence. If such evidence is not submitted at all or not in the appropriate form, the Company may reject the shareholder.

Following the due receipt of the registration and of the record of share ownership, the registration agent will send out the entrance tickets for the General Meeting to the shareholders. To ensure the timely receipt of the entrance tickets, we kindly ask our shareholders to request their depository to issue an entrance ticket for the participation in the General Meeting in due time. The necessary registration and the record of the share ownership will be taken care of by the depository in such cases.

Free Disposability of Shares

The shares are not blocked when registering for the General Meeting; shareholders may thus continue to dispose of their shares at their discretion even after having registered.

Exercise of Voting Rights

Shareholders may exercise their voting rights through authorization of a bank administrating securities accounts, a shareholders' association or any different person of their choice. Such powers of representation have to be made in writing.

As special service, we offer to our shareholders as in the past, to authorize proxies appointed by the Company to exercise their voting rights.

For such purpose, a power of representation and instructions on how to exercise the voting rights have to be given to the proxies. Without such instructions, the power of representation will be invalid. The proxies are bound to vote in accordance with the instructions.

Before the General Meeting, powers of representation and voting instructions can be given to the proxies appointed by the Company in writing, by facsimile, or, in accordance with the procedure determined by the Company, electronically via Internet, subject to the technical availability of the website, at the address www.adidas-Group.com/agm. Via Internet, powers and instructions can be granted or changed still during the course of the General Meeting, subject to the technical availability of the website, until the end of the general debate.

Those shareholders who wish to grant a power of representation to a person of their choice or to the proxies appointed by the Company also require an entrance ticket to the General Meeting, which contains a form for the granting of a power of representation.

Further details on the participation in the Annual General Meeting as well as on the granting of powers and instructions will be sent to the shareholders together with the entrance tickets. The according information can also be found on the Internet at www.adidas-Group.com/agm.

Internet Transmission of the General Meeting

The Company's shareholders as well as any interested persons may follow the General Meeting on May 10, 2007 from 10:30 hours in its full length live at www.adidas-Group.com/agm, subject to the technical availability. A recording of the opening speech of the Chairman of the General Meeting as well as of the speech of the Chairman of the Executive Board will be available on the Company's website also after the General Meeting. Furthermore, following the General Meeting, the presentations held during the General Meeting as well as the results of the votes can be found on the Company's website.

Inquiries and Motions as well as Nominations submitted by Shareholders pursuant to §§ 126 and 127 AktG

Countermotions concerning a proposal of the Executive Board and/or of the Supervisory Board on a specific item of the agenda pursuant to § 126 section 1 AktG as well as nominations made by shareholders pursuant to § 127 AktG shall be sent exclusively to the following address together with a proof of the person's capacity as shareholder:

adidas AG
Legal Department/Global Corporate
Adi-Dassler-Platz 1 - 2

91074 Herzogenaurach
Germany

Fax No.: +49 (0) 9132 84 3219
E-Mail: agm2007@adidas-Group.com

Countermotions or nominations addressed otherwise cannot be taken into consideration.

Countermotions or nominations which have to be made available and are received no later than the end of April 25, 2007 at the above address will be made available to the other shareholders through the Internet at www.adidas-Group.com/agm upon submission of the proof of share ownership of the person submitting the countermotion or nomination. Any statements issued by the management will be published at the above mentioned website as well.

Herzogenaurach, March 2007

adidas AG
The Executive Board

For immediate release **March 15, 2007**

adidas Refers Decision to Arbitration Court

Herzogenaurach - In the past months, adidas has made every effort to find an amicable solution with the German Football Association DFB. Unfortunately, we were not able reach an agreement. In order to achieve an objective decision in a timely manner, we have decided to take this matter to arbitration, as stipulated in our existing contract with the DFB.

adidas is convinced that the existing supplier agreement with the German Football Association DFB was effectually extended in August 2006 until at least 2014. This has been expressly confirmed to adidas by a group of experts comprised of internal and external specialist lawyers and law professors.

***

Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

adidas

GROUP

For immediate release **March 16, 2007**

adidas Group Buys Distribution Rights for Brand Reebok in Greece

Herzogenaurach/Thessaloniki – The adidas Group announced today that it has bought the distribution rights for the Reebok brand in Greece from RbK Hellas A.E.B.E. Effective January 1st, 2008, adidas Hellas S.A. will become the exclusive distributor of Reebok products in Greece. Financial details of the transaction will be kept confidential.

Buying out Reebok distributors and joint ventures around the globe is a key component of the integration strategy and will provide the adidas Group with annual revenue synergies totaling at least € 200 million by 2009.

At the local level, the two existing organizations adidas Hellas and Reebok Hellas will collaborate very closely on the integration to generate synergies and enhance the two brands' presence in the market, while keeping distinct brand positioning towards retailers, stakeholders and consumers.

About the adidas Group

The adidas Group is one of the global leaders in the sporting goods industry, offering a broad range of products around the three core segments adidas, Reebok and TaylorMade-adidas Golf. Headquartered in Herzogenaurach, Germany, the Group has more than 26,000 employees worldwide and posted 2006 sales of over € 10 billion.

***

Contacts:

Media Relations
Jan Runau
Chief Corporate Communications Officer
Tel.: +49 (0) 9132 84-3830

Anne Putz
Team Leader Corporate PR
Tel.: +49 (0) 9132 84-2964

Kirsten Keck
Corporate PR Manager
Tel.: +49 (0) 9132 84-6207

Investor Relations
Natalie M. Knight
Vice President, Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Senior Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

John-Paul O'Meara
Investor Relations Manager
Tel.: +49 (0) 9132 84-2751

Please visit our corporate website: www.adidas-Group.com

END